
05009342


EMI

Office of International Financ
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

SUPPL

By Airmail

1st June, 2005.


RECEIVED
JUN 27 2005
WASH. D.C.
192
SECTION

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 25th May 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 1st June 2005, confirming that HBOS plc has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 27th May 2005, held 42,125,296 shares, being 5.334% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/24

Company Announcements Office,
London Stock Exchange.

1st June, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by HBOS plc, in a letter dated 27th May 2005 and received on 1st June 2005, that HBOS plc and its subsidiaries have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 27th May 2005, held 42,125,296 shares, being 5.334% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH, D.C. 192 SECTION

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231